                                                                    EXHIBIT 99.1


This document is important. If you are in any doubt about the contents of this document you should consult a person authorised under the Financial Services Act 1986 who specialises in advising on the acquisition of shares and other securities.

This document, which constitutes a prospectus relating to Virata Corporation (the "Company"), has been drawn up in accordance with the Public Offer of Securities Regulations 1995 (the "Regulations") and delivered to the Registrar of Companies in England and Wales for registration as required by Regulation 4(2) of those Regulations.

The Company and the directors of the Company, whose names appear on page 55 of the US Preliminary Prospectus (as defined in this document), accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of the Company, the information contained in this document is in accordance with the facts and the prospectus makes no admission likely to affect the import of such information.

Application has been made for the common stock of the Company to be approved for listing on The Nasdaq Stock Market's National Market under the symbol "VRTA". Quotation on the Nasdaq National Market is expected to be approved on or before 16/th/ November 1999, subject to official notice of issuance.

                              VIRATA CORPORATION

        Offer of up to 250,000 shares of common stock of US$0.001 each (anticipated to be at a price per share of between US$9.00 and US$11.00)

This document is issued by the Company, the contents having been approved solely for the purposes of Section 57 of the Financial Services Act 1986 by Credit Suisse First Boston (Europe) Limited, which is regulated by The Securities and Futures Authority Limited.

Credit Suisse First Boston (Europe) Limited is acting exclusively for the Company and no one else in connection with the transactions and arrangements proposed in this document and will not be responsible to anyone other than the Company for providing the protections afforded to customers of Credit Suisse First Boston (Europe) Limited or for giving advice to any other person in relation to the transactions and arrangements proposed in this document.

                                                                          Virata
                                                              Virata Corporation
                                                           2933 Bunker Hill Lane
                                                                       Suite 201
                                                           Santa Clara, CA 95054
                                                                             USA

                                                              Tel:  408 566 1000
                                                               Fax: 408 980 8250
                                                                  www.virata.com

2 November 1999

Dear Sir/Madam,

                 Offer of shares of common stock ("Shares") of Virata Corporation (the "Company") in the United Kingdom

I write to you in connection with the Company's directed share program (the "Program") constituting part of its initial public offering ("IPO"). This letter sets out the terms of an offer to you under the Program (the "Offer"). It also contains certain information that is required to be distributed in connection with the Offer.

The information in this letter should be read in conjunction with the Company's US preliminary prospectus (the "US Preliminary Prospectus") which comprises part of the Company's Registration Statement on Form S-1 (no. 333-86591) that was initially filed with the US Securities and Exchange Commission on 3/rd/September, 1999 and amended by Amendment No. 1 to the Registration Statement on 14/th/ October, 1999 and Amendment No. 2 to the Registration Statement on 26/th/ October, 1999 (collectively, the "Registration Statement"). A copy of the US Preliminary Prospectus, which forms part of this document, is annexed to this letter.

The information contained in this document (including the US Preliminary Prospectus) is not complete and may be changed. The Company may not sell the Shares until the Registration Statement is effective. This document (including the US Preliminary Prospectus) is not an offer to sell the Shares and it is not soliciting an offer to buy the Shares in any jurisdiction where the offer or sale is not permitted.

Terms of the Offer

The Offer is being made to certain employees, consultants and independent contractors of the Company and Virata Limited and certain other persons identified by the Company or nominated by the foregoing. The total number of Shares available for purchase by you is that number set out in the enclosed indication of interest form (the "Indication of Interest Form").

The Indication of Interest Form is personal to you and may not be assigned or transferred by you. An aggregate total of 250,000 Shares are being made available under the Program to all participants.

The minimum investment is 250 Shares. Thereafter, depending on the number of Shares allocated for purchase by you (as set out on the enclosed Indication of Interest Form), you may purchase any multiple of 250 Shares, up to the maximum allocated to you.

The price at which Shares will be available under the Offer will be determined on the effective date of the Registration Statement by the Company and the underwriters identified in the US Preliminary Prospectus. The estimated range of the purchase price per Share is between US$9.00 and US$11.00 per Share. The actual price of the Shares may exceed this range. The application, once made in accordance with the terms of the Offer, is revocable by you at any time up to the effective date of the Registration Statement (expected to be on or about 16 November, 1999) without obligation or commitment of any kind on your part. You should be aware, however, that once the Registration Statement becomes effective, the application made by you may not be revoked. This will mean that, once the amount payable by you per Share under the Offer is determined, you may not revoke your application, even if the actual price payable per Share is materially outside of the range referred to above, provided that if the range is greater or less than the higher and lower limits set out above (respectfully) by more than 20%, an amendment to the Registration Statement will be filed and you will be able to revoke your application at any time until the Registration Statement, as amended, becomes effective.

Procedure for application

All applications must be made by using an account set up with Morgan Stanley Dean Witter. You will find enclosed with this document (which includes the US Preliminary Prospectus), a Participant Communication Package which the following other documents:

(1)  an Indication of Interest Form;

(2)  a new account form for directed share program (the "New Account Form"); and

(3)  Forms W-8 and 1001 (for non-US citizens or non-US residents).

All of these documents must be completed and signed by you as indicated. Further instructions for their completion are set out below:

(a)  The Indication of Interest Form

     Applications must be made on the accompanying Indication of Interest Form and may be made only on the terms and conditions set out therein or below. The Offer will open at 10.00 a.m. London time on 3rd November 1999 and will close at 5.00 p.m. London time on 12/th/ November 1999 (the "Expiration Time").

     The Company has appointed Morgan Stanley Dean Witter as paying agents in respect of the Offer. Duly completed and signed Indication of Interest Forms (together with the duly completed and signed New Account Form and Forms W-8 and 1001), together with a cheque or banker's draft for US$2,000 to open the account with Morgan Stanley Dean Witter, must be sent as soon as possible to Morgan Stanley Dean Witter, Attn: Wayne Cymrot, 333 West San Carlos, Suite 1100, San Jose, California, 95110, USA, so as to arrive prior to the Expiration Time.

     The US$2,000 is required to set up an account and is not deemed to be a deposit on the Shares to be purchased in the Program. Cheques or banker's drafts must be denominated in dollars, drawn on a bank or a branch of a bank in the United Kingdom and must be payable to "Morgan Stanley Dean Witter". Alternatively, arrangements should be made for the electronic transfer of the amount payable to Morgan Stanley Dean Witter by contacting Morgan Stanley Dean Witter on +1 408 947 3716.

     Other than the US$2,000 required to open up your Morgan Stanley Dean Witter account, no other money should be sent with the Indication of Interest Form. Should the Registration Statement become effective, Morgan Stanley Dean Witter or the Company will send a letter to you giving instructions as to how to pay for any Shares allocated to you.

     If no Shares are allotted to you (or Shares with a value of less than US$2,000 are allotted to you) the monies paid by you (or the balance remaining) will be returned by cheque (without interest) within 14 days of the Registration Statement becoming effective (or, if the Registration Statement does not become effective prior to 30/th/ November, 1999, within 14 days after request is made to Morgan Stanley Dean Witter).

(b)  Timing of application

     The duly completed and signed Indication of Interest Form (together with the duly completed and signed New Account Form and Forms W-8 and 1001 and the cheque or banker's draft for US$2,000 ) must arrive at the offices of Morgan Stanley Dean Witter Attn: Wayne Cymrot, 333 West San Carlos, Suite 1100, San Jose, California, 95110, USA, by the Effective Time. Applicants should allow at least five business days for delivery through the post and should use first class air-mail. Applications may be accepted in whole or in part.

     Given the timing, you are urged to send in your Indication of Interest Form, your duly completed and signed New Account Form and Forms W-8 and 1001 and the cheque or banker's draft for US$2,000 as soon as possible.

(c)  Share certificates

     After the effective date of the Registration Statement, any Shares allocated to (and purchased by) you will be held in your Morgan Stanley Dean Witter account (set up in accordance with the New Account Form). If you wish to receive certificates for your Shares or have any questions regarding you account, please contact your Morgan

     Stanley Dean Witter Financial Advisor (whose name appears on the New Account Form) who will explain the procedure for obtaining a share certificate. Once you have received the share certificate, changes of name and/or address may be made by mailing the certificate, with a letter of instruction, to the Transfer Agent, American Stock Transfer & Trust Company at 40 Wall Street, 46/th/ Floor, New York City, New York 10005 USA, phone 800.937.5449.

(d)  Irrevocability

     No offer to buy the Shares will be accepted and no part of the purchase price can be received until the Registration Statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

(e)  Limited offer

     This document is only intended for the person to whom it was sent. No other person receiving a copy of this document may treat the same as constituting an invitation to him, or her.

(f)  Risk

     All documents and cheques or banker's drafts posted by or to applicants will be sent at their own risk.

(g)  Applicable law

     The Offer is made on the basis of English Law, which will govern all contracts resulting from applications.

(h)  Confirmations

     In making the application, the applicant confirms that no reliance is placed on any information or representation relating to the Company other than that contained in this document (which includes the US Preliminary Prospectus) and the accompanying forms.

The Company plans to raise approximately US$50,000,000 in the IPO. If the aggregate number of Shares allocated for the Offer are not purchased under the Offer, such excess Shares may be sold to the public by the underwriters identified in the US Preliminary Prospectus. The directors are of the opinion that there is no minimum amount required to be raised under the Offer for the purposes of paragraph 21(a) of Schedule 1 to the Public Offering of Securities Regulations 1995.

The business address of the directors of the Company (whose names are set out in page 55 of the US Preliminary Prospectus) are all 2933 Bunker Hill Lane,
Suite 201, Santa Clara, California 95054, USA.

Except as set out in the US Preliminary Prospectus and this letter, none of the directors of the Company is beneficially interested in any Shares or other securities issued by the Company.

Accounts

Set out below is a report by the Company's accountants, PricewaterhouseCoopers LLP, of Ten Almaden Boulevard, Suite 1600, San Jose, California 95113, USA, with respect to the state of affairs and profit and losses shown by the Company's accounts (and the accounts of its subsidiary undertakings) for the last three years, which have been prepared in accordance with applicable laws. These accounts do not constitute statutory accounts as referred to in Section 240 of the Companies Act 1985 (as amended).

                      "REPORT OF INDEPENDENT ACCOUNTANTS

The Directors
Virata Corporation
2933 Bunker Hill Lane
Santa Clara
California 95054

2 November, 1999

Dear Sirs,

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the Prospectus dated 2 November, 1999 ("the Prospectus") of Virata Corporation ("the Company").

The Company was formed in 1993 as Advanced Telecommunications Modules Limited, a corporation organized in the United Kingdom, as a spin-off from Olivetti Research Laboratories. In February 1998, the Company changed its name to Virata Limited. In July 1998, the Company completed its acquisition of RSA Communications, Inc. ("RSA Communications"), a corporation organized in North Carolina. RSA was subsequently renamed to Virata Raleigh Corporation.

The historical financial statements presented are those of Virata Limited. In August 1999, Virata Corporation was created and as of October 3, 1999 it had no operations, assets or issued shares. Immediately prior to the initial public offering ("IPO"), Virata Corporation will become the holding company of Virata Limited.

The Company and its subsidiaries are referred to as "the Group".

Basis of preparation

The financial information set out below is based on the audited consolidated financial statements of the Company for the three years ended March 31, 1999 and has been prepared on the basis set out below and in conformity with accounting principles generally accepted in the United States.

Responsibility

Such financial statements are the responsibility of the directors of the Company, who approved their issue.

The directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with auditing standards generally accepted in the United States. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

We do not report whether in our opinion the report gives a true and fair view of the state of affairs and profit or loss of the Company as our audit has been conducted in accordance with auditing standards generally accepted in the United States and accordingly our opinion is based on those standards.

Opinion

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of the Company at March 31, 1997, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States.

Consent

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(2)(b)(iii) of
Schedule 1 of the Public Offers of Securities Regulations 1995.

                              VIRATA CORPORATION

                          CONSOLIDATED BALANCE SHEET
                (in thousands, except share and per share data)

                                                                                                                        Pro Forma
                                                                                                                       Stockholder
                                                                                                                        Equity at
                                                                                      March 31,           October 3,    October 3,
                                                                             --------------------------
                                                                               1997     1998      1999       1999          1999
                                                                             -------  --------  --------  ----------   -----------
                                                                                                          (unaudited)  (unaudited)
ASSETS                                                                                                                   (Note 2)
Current Assets:
   Cash and cash equivalents..............................................  $  7,272  $    767  $  8,616  $    4,137
   Short-term investments.................................................         -         -     1,001           -
   Accounts receivables, net of allowance for doubtful accounts
       and returns of $168, $1,567, $2,742 and $630, respectively.........     1,562     2,091     2,267       1,180
   Inventories............................................................       820       434       264         705
   Other current assets...................................................       579     1,352     1,232       1,392
                                                                            --------  --------  --------  ----------
       Total current assets...............................................    10,233     4,644    13,380       7,414
Property and equipment, net...............................................     1,833     1,306     2,479       2,198
Intangible assets.........................................................         -         -     3,328       2,950
                                                                            --------  --------  --------  ----------
       Total assets.......................................................  $ 12,066  $  5,950  $ 19,187  $   12,562
                                                                            ========  ========  ========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
   Accounts payable.......................................................  $  2,044  $  1,727  $  2,112  $    2,100
   Accrued liabilities....................................................     1,896     2,641     1,887       2,282
   Deferred revenue.......................................................       174       317       489         458
   Convertible loan from related parties..................................         -     2,712         -           -
   Short-term borrowings..................................................         -       417         -           -
   Capital lease obligations, current.....................................       223       483       850         854
                                                                            --------  --------  --------  ----------
     Total current liabilities............................................     4,337     8,297     5,338       5,694
Capital lease obligations, long-term......................................       877       738     1,130         986
                                                                            --------  --------  --------  ----------
     Total liabilities....................................................     5,214     9,035     6,468       6,680
                                                                            --------  --------  --------  ----------

Commitments (Note 8)
Stockholder's Equity (Deficit)
   Convertible preferred stock, $0.02 par value at March 31, 1997, 1998 and 1999 and October 3, 1999 and $0.001 par value at pro forma;
     36,100,000, 36,100,000, 86,100,000 and 86,100,000 (unaudited) and
     5,000,000 (unaudited) shares authorized at March 31, 1997, 1998 and
     1999, and October 3, 1999, and pro forma, respectively, 22,319,943,
     22,319,943, 51,431,179, 51,431,179 (unaudited) and zero (unaudited)
     shares issued and outstanding at March 31, 1997, 1998 and 1999,
     October 3, 1999 and pro forma, respectively (liquidation preference
     $57,929 (unaudited) at October 3, 1999)..............................     1,709     1,709       801         801             -
      Common stock, $0.01 par value at March 31, 1997, 1998 and 1999 and
     October 3, 1999 and $0.001 par value at pro forma; 45,000,000,
     45,000,000, 95,000,000 and 95,000,000 (unaudited) and 40,000,000
     (unaudited) shares authorized at March 31, 1997, 1998 and 1999,
     October 3, 1999 and pro forma, respectively; 10,937,254, 11,752,415,
     13,340,644, 13,547,599, (unaudited) and 14,472,161 (unaudited)
     shares issued and outstanding at March 31, 1997, 1998 and 1999,
     October 3, 1999, and pro forma, respectively.........................       171       185       211         215            14
Additional paid-in capital................................................    27,436    29,432    62,964      63,095        71,997
Accumulated other comprehensive income....................................       729       619       871       1,064         1,064
Unearned stock compensation...............................................         -    (1,559)   (1,500)     (1,093)       (1,093)
Accumulated deficit.......................................................   (23,193)  (33,471)  (50,628)    (58,200)      (58,200)
                                                                            --------  --------  --------  ----------   -----------
     Total stockholders' equity (deficit).................................     6,852    (3,085)   12,719       5,882   $    13,782
                                                                            --------  --------  --------  ----------   ===========
     Total liabilities and stockholders' equity (deficit).................  $ 12,066  $  5,950  $ 19,187  $   12,562
                                                                            ========  ========  ========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              VIRATA CORPORATION

                     CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                                                          Year Ended March 31,                 Six Months Ended
                                                                     -----------------------------          ---------------------
                                                                       1997      1998       1999            September     October
                                                                                                            30, 1998      3, 1999
                                                                     -------   --------   --------          ---------     -------
                                                                                                                 (unaudited)
Revenues
   Semiconductors                                                    $     -   $    505   $  2,784          $   1,697     $ 3,493
   License                                                               971      1,570      1,628              1,009         528
   Services and royalty                                                1,134      1,206      2,367              1,075         808
   Systems                                                             4,848      5,650      2,477              1,340         848
                                                                     -------   --------   --------          ---------     -------
            Total revenues                                             6,953      8,931      9,256              5,121       5,677
Cost of revenues:
   Semiconductors                                                          -        325      2,421              1,333       1,941
   License                                                                 -          -          -                  -           -
   Services and royalty                                                  185        192        528                229         338
   Systems                                                             3,754      3,270      1,048                701         491
                                                                     -------   --------   --------          ---------     -------
            Total cost of revenues                                     3,939      3,787      3,997              2,263       2,770
                                                                     -------   --------   --------          ---------     -------
Gross profit                                                           3,014      5,144      5,259              2,858       2,907
                                                                     -------   --------   --------          ---------     -------
Operating expenses:
   Research and development                                            3,518      3,987      8,323              3,586       5,130
   Sales and marketing                                                 4,753      4,076      2,917              1,381       1,896
   General and administrative                                          3,410      4,917      5,567              3,099       2,303
   Restructuring costs                                                     -      1,871          -                  -           -
   Amortization of intangible assets                                       -          -        549                137         370
   Amortization of stock compensation                                      -        399      1,394                683         505
   Acquired in-process research and development                            -          -      5,260              5,260           -
                                                                     -------   --------   --------          ---------     -------
            Total operating expenses                                  11,681     15,250     24,010             14,146      10,204
                                                                     -------   --------   --------          ---------     -------
Loss from operations                                                  (8,667)   (10,106)   (18,751)           (11,288)     (7,297)
Interest expense                                                         (72)      (214)      (155)              (102)        (92)
Interest income and other income (expense), net                          199         42      1,749               (305)       (183)
                                                                     -------   --------   --------          ---------     -------
Net loss                                                             $(8,540)  $(10,278)  $(17,157)         $ (11,695)    $(7,572)
                                                                     =======   ========   ========          =========     =======
Basic and diluted net loss per share                                 $ (0.80)  $  (0.90)  $  (1.33)         $   (0.91)    $ (0.57)
                                                                     =======   ========   ========          =========     =======
Weighted average common shares - basic and diluted                    10,676     11,482     12,881             12,790      13,359
                                                                     =======   ========   ========          =========     =======
Unaudited pro forma basic and diluted net loss per share (Note 1)                         $  (1.42)                       $ (0.60)
                                                                                          ========                        =======
Pro forma weighted average shares - basic and diluted                                       12,075                         12,642
                                                                                          ========                        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              VIRATA CORPORATION

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (in thousands)

                                                             Year Ended March 31,               Six Months Ended
                                                         ------------------------------      --------------------------
                                                          1997         1998       1999       September 30,   October 3,
                                                         ------       ------     ------          1998           1999
                                                                                             -------------   ----------
                                                                                                     (unaudited)
Cash flows from operating activities:
Net loss                                                 $(8,540)  $(10,278)   $(17,157)         $(11,695)     $(7,572)

Adjustments to reconcile net loss to net cash used
 in operating activities:
   Provision for doubtful accounts and returns               111      1,075       1,458             1,334          157
   Acquired in-process research and development                -          -       5,260             5,260            -
   Depreciation and amortization                           1,085      1,079       1,695               673        1,162
   Amortization of stock compensation                          -        399       1,394               683          505
   Changes in current assets and liabilities:
       Accounts receivable                                  (797)    (1,651)       (739)              327          914
       Inventories                                          (129)       393         158                76         (430)
       Other current assets                                 (615)      (445)         82               478         (174)
       Accounts payable                                    1,027       (339)        248               534            9
       Accrued liabilities                                   818        280      (2,083)           (1,614)         376
       Deferred revenue                                        -        306         184               (21)         (22)
                                                         -------   --------    --------         ---------     --------
              Net cash used in operating activities       (7,040)    (9,181)     (9,500)           (3,965)      (5,075)
                                                         -------   --------    --------         ---------     --------
Cash flows from investing activities:
   Sale of short-term investments                              -          -           -                 -        1,001
   Purchase of short-term investments                          -          -      (1,000)                -            -
   Purchase of property and equipment, net                  (622)      (174)     (2,127)             (618)        (299)
   Cash paid in connection with acquisition, net of
    cash acquired                                              -          -      (5,149)           (5,149)           -
                                                         -------   --------    --------         ---------     --------
              Net cash (used in) provided by
               investing activities                         (622)      (174)     (8,276)           (5,767)         702
                                                         -------   --------    --------         ---------     --------
Cash flows from financing activities:
   Proceeds from issuance of convertible preferred
    stock, net of issuance costs                          13,125          -      25,106            25,106            -
   Proceeds from issuance of common stock                     25         52           7                 5           37
   Proceeds from capital leases                              227         11       1,201                20            -
   Repayments of capital lease obligations                  (122)      (277)       (318)             (104)        (414)
   Proceeds from convertible loan                              -      2,606           -                 -            -
   Proceeds from (repayment of) bank borrowings                -        417        (417)             (417)           -
                                                         -------   --------    --------         ---------     --------
              Net cash provided by (used in)
               financing activities                       13,255      2,809      25,579            24,610         (377)
                                                         -------   --------    --------         ---------     --------
Effect of exchange rate changes on cash                      380         24          46               756          271
                                                         -------   --------    --------         ---------     --------
Net increase (decrease) in cash and cash equivalents       5,973     (6,522)      7,849            15,634       (4,479)
                                                         -------   --------    --------         ---------     --------
Cash and cash equivalents at beginning of period           1,316      7,289         767               767        8,616
                                                         -------   --------    --------         ---------     --------
Cash and cash equivalents at end of period               $ 7,289   $    767    $  8,616         $  16,401     $  4,137
                                                         =======   ========    ========         =========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              VIRATA CORPORATION
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                (in thousands)

                                                                                                                    Accumulated
                                                       Convertible Preferred       Common Stock      Additional        Other
                                                              Stock                                    Paid-in     Comprehensive
                                                       Shares        Amount    Shares        Amount    Capital     Income (Loan)
Balance, March 31, 1996                                  12,940     $ 1,564      10,600     $   165    $   14,437  $        338
 Issuance of Series B convertible preferred stock         2,713          45           -           -         3,080             -
 Issuance of Series C convertible preferred stock         6,667         100           -           -         9,900             -
 Issuance of common stock for cash                            -           -         337           6            19             -
 Net loss                                                     -           -           -           -             -             -
 Currency translation adjustment                              -           -           -           -             -           391
                                                       ------------------------------------------------------------------------
Balance, March 31, 1997                                  22,320       1,709      10,937         171        27,436           729

 Issuance of common stock for cash                            -           -         815          14            38             -
 Unearned stock compensation                                  -           -           -           -         1,958             -
 Amortization of unearned stock compensation                  -           -           -           -             -             -
 Net loss                                                     -           -           -           -             -             -
 Currency translation adjustment                              -           -           -           -             -          (110)
                                                       ------------------------------------------------------------------------
Balance, March 31, 1998                                  22,320       1,709      11,752         185        29,432           619

 Change in the par value Series A convertible
    preferred stock                                           -      (1,366)          -           -         1,366             -
 Issuance of Series D convertible preferred stock
    and warrants                                         24,781         410           -           -        24,672             -
 Issuance of Series D convertible preferred stock,
    common stock and options for acquisition                606          10       1,540          25         3,553             -
 Issuance of Series D convertible preferred
    stock upon conversion of debt                         3,039          38           -           -         2,576             -
 Issuance of Series D convertible preferred stock
    for cash                                                 22           -           -           -            24             -
 Issuance of common stock for cash                            -           -          49           1             6             -
 Exchange of Series B and Series C convertible stock
    to Series D convertible preferred stock                 663           -           -           -             -             -
 Unearned stock compensation                                  -           -           -           -         1,335             -
 Amortization of unearned stock compensation                  -           -           -           -             -             -
 Net loss                                                     -           -           -           -             -             -
 Unrealized gain on investments                               -           -           -           -             -             1
 Currency translation adjustment                              -           -           -           -             -           251
                                                       ------------------------------------------------------------------------
Balance, March 31, 1999                                  51,431         801      13,341         211        62,964           871

 Issuance of common stock for cash (unaudited)                -           -         207           4            33             -
 Unearned stock compensation  (unaudited)                     -           -           -           -            98             -
 Amortization of unearned stock compensation
    (unaudited)                                               -           -           -           -             -             -
 Net loss (unaudited)                                         -           -           -           -             -             -
 Currency translation adjustment  (unaudited)                 -           -           -           -             -           193
                                                       ------------------------------------------------------------------------
Balance, October 3, 1999 (unaudited)                     51,431     $   801      13,548     $   215    $   63,095  $      1,064
                                                       ========     =======    ========     =======    ==========  ============

                                                                                            Total             Total
                                                                                          Stockholders'    Comprehensive
                                                        Unearned Stock     Accumulated      Equity             Income
                                                         Compensation        Deficit       (Deficit)
Balance, March 31, 1996                                 $          -       $  (14,653)    $     1,851      $           -
 Issuance of Series B convertible preferred stock                  -                -           3,125                  -
 Issuance of Series C convertible preferred stock                  -                -          10,000                  -
 Issuance of common stock for cash                                 -                -              25                  -
 Net loss                                                          -           (8,540)         (8,540)            (8,540)
 Currency translation adjustment                                   -                -             391                391
                                                       -----------------------------------------------------------------
Balance, March 31, 1997                                            -          (23,193)          6,852             (8,149)
                                                                                                           =============
 Issuance of common stock for cash                                 -                -              52                  -
 Unearned stock compensation                                  (1,958)               -               -                  -
 Amortization of unearned stock compensation                     399                -             399                  -
 Net loss                                                          -          (10,278)        (10,278)           (10,278)
 Currency translation adjustment                                   -                -            (110)              (110)
                                                       -----------------------------------------------------------------
Balance, March 31, 1998                                       (1,559)         (33,471)         (3,085)           (10,388)
                                                                                                           =============
 Change in the par value Series A convertible
    preferred stock                                                -                -               -                  -
 Issuance of Series D convertible preferred stock
    and warrants                                                   -                -          25,082                  -
 Issuance of Series D convertible preferred stock,
    common stock and options for acquisition                       -                -           3,588                  -
 Issuance of Series D convertible preferred
    stock upon conversion of debt                                  -                -           2,614                  -
 Issuance of Series D convertible preferred stock
    for cash                                                       -                -              24                  -
 Issuance of common stock for cash                                 -                -               7                  -
 Exchange of Series B and Series C convertible stock
    to Series D convertible preferred stock                        -                -               -                  -
 Unearned stock compensation                                  (1,335)               -               -                  -
 Amortization of unearned stock compensation                   1,394                -           1,394                  -
 Net loss                                                          -          (17,157)        (17,157)           (17,157)
 Unrealized gain on investments                                    -                -               1                  1
 Currency translation adjustment                                   -                -             251                251
                                                       -----------------------------------------------------------------
Balance, March 31, 1999                                       (1,500)         (50,628)         12,719            (16,905)
                                                                                                           =============
 Issuance of common stock for cash  (unaudited)                    -                -              37                  -
 Unearned stock compensation  (unaudited)                         98                -               -                  -
 Amortization of unearned stock compensation
    (unaudited)                                                  505                -             505                  -
 Net loss (unaudited)                                              -           (7,572)         (7,572)            (7,572)
 Currency translation adjustment  (unaudited)                      -                -             193                193
                                                       -----------------------------------------------------------------
Balance, October 3, 1999 (unaudited)                    $     (1,093)      $  (58,200)    $     5,882      $      (7,379)
                                                       =============   ==============    ============      =============

      The accompanying notes are an integral part of these consolidated financial statements

Note 1 - The Company and Summary of Significant Accounting Policies:

  The Company

     Virata Corporation (the "Company") was formed in 1993 as Advanced Telecommunications Modules Limited, a corporation organized in the United Kingdom, as a spin-off from Olivetti Research Laboratories. In February 1998, the Company changed its name to Virata Limited. In July 1998, the Company completed its acquisition of RSA Communications, Inc. ("RSA Communications"), a corporation organized in North Carolina (see Note 4). RSA was subsequently renamed to Virata Raleigh Corporation.

     The historical financial statements presented are those of Virata Limited. In August 1999, Virata Corporation was created and as of October 3, 1999 it had no operations, assets or issued shares. Immediately prior to the initial public offering ("IPO"), Virata Corporation will become the holding company of Virata Limited (see Note 13). The reorganization will be accounted for on a historical basis.

     Effective October 3, 1999, the Company changed the fiscal year such that each quarter ends on the Sunday closest to the calander quarter end.

     The Company is a provider of solutions that integrate communication processors with a suite of software for the digital subscriber line equipment market.


  Principles of consolidation and basis of presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Interim financial information (unaudited)

     The accompanying interim consolidated financial statements as of October 3, 1999 and for the six months ended September 30, 1998 and October 3, 1999 are unaudited but have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's financial condition at October 3, 1999 and the results of operations and cash flows for the six months ended September 30, 1998 and October 3, 1999. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

  Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue recognition

     Revenues from the sale of both semiconductors and systems are recognized upon shipment to customers. Allowances are provided for estimated returns at the time of shipment. The Company recognizes software license revenue under Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. When contracts contain multiple elements and vendor-specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Software licenses are generally recognized as revenue upon shipment of the software product. In the event the Company grants customers the right to specified upgrades, license revenue is deferred until delivery of the specific upgrade. If vendor-specific objective evidence of fair value does not exist, then the entire license fee is deferred until the delivery of the specified upgrade. The Company recognizes revenues from maintenance and support services provided to licensees ratably over the term of the agreement, generally one year, and recognizes revenues from design services provided to customers as the services are performed.

   Cash equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At March 31, 1998 and 1999, $767,000 and $7,142,000, respectively, of money market funds and certificate of deposits, the fair value of which approximates costs, are included in cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions.

   Investments

   Investments consist of high quality debt securities with original maturity dates greater than ninety days. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments are classified as available-for-sale and, at the balance sheet date, are reported at fair value, with the unrealized gains and losses, net of related taxes, reported as a component of Other Comprehensive Income (Loss). The cost of these investments at March 31, 1999 was $1,000,000. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

   Fair value of financial instruments

   Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Company for leases with similar terms, the carrying value of capital lease obligations approximate fair value.

   Segment information

   Effective April 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company identifies its operating segments based on business activities, management responsibility and geographical location. During each of the three years in the period ended March 31, 1999, the Company operated in one operating segment, primarily in the United States and Europe.

   Concentration of credit risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and accounts receivable. The Company's accounts receivable are derived from revenues earned primarily from customers located in the U.S. and Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.


       The Company currently has the following concentrations of revenues and trade accounts receivables:

                                                                       Six Months ended
                                         Year Ended March 31,          October 3, 1999
                                    --------------------------------
                                                                             1999
                                                                        ---------------
                                       1997       1998        1998
                                    ---------   ---------   --------    ---------------
                                                                          (unaudited)
Revenues
--------
Customer A.....................           -         10%          16%            52%
Customer B.....................          21%        17%          22%            12%
Customer C.....................           -         10%           3%             -

       Revenues from customers located outside the United States were 47% in 1997, 44% in 1998 and 40% in 1999. The Company has $974,000 and $1,800,000
invested in identifiable tangible assets in Europe as of March 31, 1998 and 1999, respectively. The remaining identifiable tangible assets are located in the United States.

                                            March 31,            October 3,
                                 ------------------------------------------
                                    1997      1998      1999       1999
                                 ---------  --------  --------  -----------
                                                                (unaudited)
Accounts Receivable
-------------------
Customer A.....................        -        23%        54%        72%
Customer B.....................       22%       11%        11%         2%
Customer C.....................        -        28%         -          -
Customer D.....................        -        18%         -          -
Customer E.....................       19%        -          -          -
Customer F.....................       19%        -          -          -

   Inventories

       Inventories consist solely of finished goods and are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

   Property and equipment

       Property and equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, as follows:

       Computer and network equipment and software.............   2-3 years
       Furniture and office equipment..........................     5 years
       Research and development equipment......................   2-3 years

       Leasehold improvements are amortized on a straight-line basis over the life of the lease, or the useful life of the assets, whichever is shorter.

   Impairment of long-lived assets

       The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

   Intangible assets

       Intangible assets consist of goodwill, which is being amortized on a straight-line basis over five years.

       The Company investigates potential impairments of its goodwill on an exception basis when evidence exists that events or changes in circumstances may have made recovery of the carrying value unlikely. An impairment loss is recognized when the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified to date.

   Recent accounting pronouncement

       In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 during its year ending March 31, 2002. To date, the Company has not engaged in derivative or hedging activities. The Company is unable to predict the impact of adopting SFAS No. 133 if it were to engage in derivative and hedging activities in the future.

   Net loss per share

       The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic and diluted net loss per share is computed by dividing the net loss available to holders of common stock for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential shares of common stock if their effect is anti-dilutive. Potential common stock consists of shares of common stock issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the Series A, B, C, and D convertible preferred stock.

       The following tables sets forth potential shares of common stock as converted that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the period indicated (in thousands):

                                                        March 31,
                                             -------------------------------  -------------------------
                                                                              September 30,   October 3,
                                               1997       1998        1999        1998          1999
                                             --------   --------    --------  -------------   ---------
                                                                                      (unaudited)
Series A convertible preferred stock.......     1,799      1,799       1,799          1,799       1,799
Series B convertible preferred stock.......    13,855     13,855       1,394          1,394       1,394
Series C convertible preferred stock.......     8,000      8,000       5,600          5,600       5,600
Series D convertible preferred stock.......         -          -      68,469         68,469      68,469
Convertible preferred stock warrant........        74        139       2,817          2,817       2,903
Common stock warrant.......................         -         75          75             75           -
Common stock options.......................     2,777      4,796      14,516         11,664      21,704
                                               ------     ------      ------         ------     -------
                                               26,505     28,664      94,670         91,818     101,869
                                               ======     ======      ======         ======     =======

   Pro forma net loss per share (unaudited)

      Pro forma net loss per share for the year ended March 31, 1999 is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects of: (i) the cancellation of all outstanding convertible preferred and common stock and all other securities convertible into preferred or common stock of Virata Limited, (ii) the issuance of new common shares of Virata Limited to Virata Corporation and the issuance of shares of common stock of Virata Corporation to the former shareholders of Virata Limited, and (iii) a 1 for 6.7 reverse common stock split, effective upon the closing of the Company's IPO as if such transaction occurred on April 1, 1998, or at the date of original stock issuance, if later. The resulting pro forma adjustment includes a decrease in the weighted average shares used to compute basic net loss per share for the fiscal year ended March 31, 1999 and the six months ended October 3, 1999. The calculation of diluted net loss per share excludes potential shares of common stock as their effect would be anti-dilutive.

   Unaudited Pro Forma Stockholders' Equity

     The Board of Directors have authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed IPO. If the IPO is consummated under the terms presently anticipated (i) all outstanding convertible preferred and common stock and all other securities convertible into preferred or common stock of Virata Limited will be cancelled (ii) new common shares of Virata Limited will be issued to Virata Corporation and Virata Corporation will issue shares of common stock to the former shareholders of Virata Limited, and (iii) a 1 for 6.7 reverse stock split will be effected on all common shares. In October 1999, the Company issued 6,153,846 shares of series E convertible preferred stock for net proceeds of $7.9 million (see Note 13). These events have been reflected in the unaudited pro forma stockholders' equity.

Stock compensation

     The Company accounts for stock compensation arrangements in accordance with provision of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, unearned stock compensation is based on the difference, if any, on the date of the grant, between the fair value of the Company's common stock and the exercise price. Unearned stock compensation is amortized and expensed in accordance with FASB Interpretation No. 28. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No.123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

  Comprehensive income

     Comprehensive income consists of foreign currency translation gains and losses and other unrealized gains and losses arising from the valuation of short-term investments and is presented in the Consolidated Statement of Stockholders' Equity (Deficit). Balance sheet accounts of foreign operations are translated using the period-end exchange rate, and income statement accounts are translated on a monthly basis using the average exchange rate for the period. Unrealized gains and losses on translation adjustments are recorded in stockholders' equity as other comprehensive income. The currency translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Foreign currency transaction gains and losses are included as a component of other income and expense and as of March 31, 1997, 1998 and 1999 the Company recognized (losses) gains of $(198,000), $(80,000) and $432,000, respectively.


Note 2 - Supplemental Cash Flow Information (in thousands):


                                                                       Six Months
                                           Year Ended March 31,          Ended
                                          ----------------------   -------------------
                                                                   September  October
                                           1997    1998    1999     30, 1998  3, 1999
                                          -----   ------  ------   ---------  --------
                                                                        (unaudited)
Supplemental cash flow information:
  Cash paid for income taxes...........   $ 800   $  800  $  800
                                          =====   ======  ======
  Cash paid for interest...............   $  55   $  197  $  180
                                          =====   ======  ======
Supplemental noncash investing and
financing activity:
  Issuance of preferred stock for
convertible loan.......................   $   -   $    -  $2,712     $   -      $   -
                                          =====   ======  ======     =====      =====
  Issuance of stock and options in
connection with acquisition............   $   -   $    -  $2,921     $   -      $   -
                                          =====   ======  ======     =====      =====
  Unearned compensation in
connection with issuance of stock
options................................   $   -   $1,958  $1,335     $   -      $  98
                                          =====   ======  ======     =====      =====
  Issuance of warrants in connection
with financing.........................   $   -   $    -  $  949     $   -      $   -
                                          =====   ======  ======     =====      =====
  Property and equipment purchased
with capital leases....................   $ 754   $  361  $    -     $ 257      $ 297
                                          =====   ======  ======     =====      =====

Note 3 - Balance Sheet Components (in thousands):

                                                                       March 31,
                                                             -----------------------------
                                                               1997       1998       1999
                                                             -------     -------    ------
Other current assets:
  Prepaid expenses.......................................    $   447    $   293    $   564
  Deposits...............................................         90        346        113
  Other current assets...................................         42        713        555
                                                             -------    -------    -------
                                                             $   579    $ 1,352    $ 1,232
                                                             =======    =======    =======

Property and equipment, net:
  Office equipment.......................................    $ 1,770    $ 2,156    $ 2,856
  Furniture and fixtures.................................        192        206        247
  Leasehold improvements.................................        131        136        429
  Research and development equipment.....................      1,679      1,881      3,039
                                                             -------    -------    -------
                                                               3,772      4,379      6,571
  Less: Accumulated depreciation and amortization........     (1,939)    (3,073)    (4,092)
                                                             -------    -------    -------
                                                             $ 1,833    $ 1,306    $ 2,479
                                                             =======    =======    =======

     Property and equipment includes $843,000, $2,200,000 and $3,485,000 of computer equipment and internal-use software under capital leases at March 31, 1997, 1998 and 1999, respectively. Accumulated amortization of assets under capital leases totaled $52,000, $1,319,000 and $2,015,000 at March 31, 1997,
1998 and 1999, respectively.


                                                                      March 31,
                                                            ---------------------------
                                                             1997      1998      1999
                                                            ------    ------    -------
Intangible assets:
  Goodwill.............................................     $    -    $    -    $3,877
  Less: Accumulated amortization.......................          -         -      (549)
                                                            ------    ------    ------
                                                            $    -    $    -    $3,328
                                                            ======    ======    ======

Accrued liabilities:
  Compensation accrual.................................     $  317    $  821    $  869
  Royalty obligation...................................        521       532         -
  Contract accrual.....................................          -       422         -
  Other................................................      1,058       866     1,018
                                                            ------    ------    ------
                                                            $1,896    $2,641    $1,887
                                                            ======    ======    ======

     In fiscal year 1998, the Company recorded an accrual for $422,000 related to an obligation of the Company to reimburse suppliers for cancelled purchase orders related to systems products.

Note 4 - Acquisition of RSA Communications:

     The Company completed its acquisition of RSA Communications on July 17, 1998. RSA Communications was privately-held and based in Raleigh, North Carolina, specializing in analog modem software development. The Company's acquisition of RSA Communications was accounted for as a purchase business combination.

     The Company's allocation of RSA Communications' aggregate purchase price to the tangible and identifiable intangible assets acquired in connection with this acquisition were based on fair values as determined by independent appraisers. The allocation is summarized below (in thousands):

In-process research and development............        $  5,260
Goodwill.......................................           3,877
Net assets.....................................             138
                                                       --------
Total purchase price...........................        $  9,275
                                                       ========

     The total purchase price of $9,275,000 million consisted of 1,540,000 shares of the Company's common stock valued at $1,417,000 million, 606,500 series D convertible preferred stock valued at $667,000, options to purchase 1,993,000 shares of common stock valued at $1,505,000 million, cash of $5,332,000 million and acquisition related expenses of approximately $354,000 consisting primarily of legal and other professional fees. The Company valued the options using the Black-Scholes option pricing model, applying expected life of four years, a weighted average risk-free rate of 5.47%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $0.92 per share.

     The core technologies acquired in the RSA acquisition were the ADSL PHY software and voiceband modem protocol software. The significant in-process research and development projects include V.90 Modem Software and two software algorithms, the Modem Modulation Software Algorithm and the ADSL Software Algorithm.

     The valuation of the acquired in-process research and development of $5,260,000 was based on the result of an independent appraisal which was determined using the income-based approach for V.90 Modem Software and the replacement cost method for software algorithms. The acquired in-process technology was not considered to have reached technological feasibility at the time it was acquired and had no alternative future use. Accordingly, the amount was charged to operations upon acquisition.

     The V.90 Modem Software project was completed subsequent to its acquisition in 1998 and has been licensed to a customer. At the time of the acquisition this project was approximately 90% complete, and the fair value assigned to this project was $2.435 million.

     The Modem Modulation Software Algorithm includes certain software that provides modulation/demodulation functions of a voiceband modem, and certain software for a voiceband modem that provides functions such as control, error correction and data compression. At the time of the acquisition, this project was approximately 90% complete, and the fair value assigned to this project was $2.4. million. This project was subsequently terminated.

     The ADSL software algorithm is a complete software stack that is compliant with the ITU ADSL standards. The fair value assigned to this project was $425,000 at the time of this acquisition when this project was approximately 35% complete. The project is currently 85% complete and has a remaining expected development cost of $375,000. The remaining risks affecting the timely completion and commercialization of this project are minimal. The remaining uncertainties that might affect the outcome of this project are related to the size of the developing ADSL market.

     The income method of valuation for the V.90 Modem Software was determined using a modified version of the relief from royalty avoided by the Company upon the purchase of RSA Communications. Royalty rates were estimated based on past contracts and unit sales were estimated based on the size of the total market from industry analysis. The avoided royalty payments by the Company were then calculated for the life of the product. The net cash flow was discounted back to the present value at a risk-adjusted discount rate of 40%.

     The algorithms which require a special skill set for their development were valued using the replacement cost method which considered costs incurred through the valuation date.

     The goodwill is to be amortized on a straight-line basis over the estimated period of benefit of five years.

     The following unaudited pro forma financial information presents the consolidated results of the Company as if the acquisition had occurred at the beginning of each period, and includes adjustments for amortization of goodwill. This pro forma financial information is not intended to be indicative of future results. Unaudited pro forma consolidated results of operations are as follows (in thousands, except per share data):

                                             Year Ended March 31,
                                           ------------------------
                                              1998          1999
                                           ------------------------
                                                 (unaudited)
Revenues................................   $  13,251     $  10,075
Net loss................................     (11,931)      (19,224)
Basic and diluted net loss per share....       (0.92)        (1.44)

Note 5 - Restructuring:

     In September 1997, the Company implemented a new business strategy focusing on semiconductors and reduced the resources allocated to its systems line of business. A restructuring plan was implemented in the second half of the fiscal year ended March 31, 1998, which resulted in one time charges of $1,871,000 in the fiscal year ended March 31, 1998. Approximately $900,000 of the restructuring charge represents employee costs, $900,000 represent asset write downs and $71,000 related to other restructuring costs. As of March 31, 1998 the Company had reduced the operations of the systems business including reduced headcount from the prior years level by approximately 33%. The Company continues to sell its systems products to one principal customer and systems revenues for the six months ended October 3, 1999 were $848,000.

     The following table lists the components of the restructuring accrual for the year ended March 31, 1999 (in thousands):

                                           Employee     Asset
                                             Costs    Write down   Other     Total
                                           --------   ----------   -----    -------
Reserve provided as at April 1, 1997.....  $  900     $  900       $  71    $ 1,871
 Reserve utilized........................    (783)      (900)        (25)    (1,708)
                                           ------     ------       -----    -------
Balance at March 31, 1998................     117          -          46        163
 Reserve utilized........................    (117)         -         (46)      (163)
                                           ------     ------       -----    -------
Balance at March 31, 1999................  $    -     $    -       $   -    $     -
                                           ======     ======       =====    =======

Note 6 - Income Taxes:

     No income tax provision was recorded for the three years ended March 31, 1999 and the six months ended September 30, 1998 and October 3, 1999 because the Company incurred net losses in such periods.

     Deferred tax assets and liabilities consist of the following:

                                                        March 31,
                                             ------------------------------
                                               1997      1998       1999
                                             -------   -------    --------
Deferred tax assets:
 Net operating loss carryforwards.....       $ 7,222   $ 9,011    $ 12,647
 Temporary differences................           560       751       1,764
 Other................................             -         -          67
                                             -------   -------    --------
                                               7,782     9,762      14,478
                                             -------   -------    --------
Valuation allowance...................        (7,782)   (9,762)    (14,478)
                                             -------   -------    --------
                                             $     -   $     -    $      -
                                             =======   =======    ========

     The deferred tax asset has been fully reserved due to the uncertainty of the Company's liability to realize this asset in the future.

     At March 31, 1999, the Company has approximately $14.2 million, $11.7 million and $23.2 million in federal, state and foreign net operating loss carryforwards, respectively, to reduce future taxable income. The net operating loss carryforwards expire between 2002 and 2019 for both federal and state purposes, if not utilized.

Note 7 - Borrowings:

     A convertible loan in the amount of $2,712,000 was converted to 2,402,710 shares of series D convertible preferred stock valued at $1.10 per share on June 4, 1998. The value of the stock was determined by the series D convertible preferred stock offering price of $1.10, also on June 4, 1998. The loan was drawn in December 1997 bearing interest at the rate of 10% per annum and was due to related parties.

     Short term borrowings represent the Company's overdraft facility which is collaterized by the assets of the Company.

     In connection with a loan and security agreement, the Company issued a warrant to purchase 35,294 shares of series D convertible preferred stock at an exercise price of $1.70 per share. This warrant is outstanding at March 31, 1999 and expires December 12, 2002. The Company valued the warrant using the Black-Scholes option pricing model, applying an expected life of 5 years, a weighted average risk free rate of 5.77%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $0.95. The Company determined that the fair value of the warrant was not significant at the date of the grant.

Note 8 - Commitments:

  Leases

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through March 2005. The Company also subleased to third parties a certain property under a noncancelable operating lease which expired in July 1999. Net rent expense for the three years ended March 31, 1999 was $281,000, $372,000 and $536,000, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

     Future minimum lease payments under noncancelable operating and capital leases are as follows (in thousands):

Year Ending                                             Capital       Operating      Sublease
March 31,                                               Leases          Leases        Income
-----------                                            ---------     -----------    ----------
2000...............................................    $     987     $       708    $       43
2001...............................................          638             718             -
2002...............................................          455             555             -
2003...............................................          111             438             -
2004...............................................            -             327             -
2005...............................................            -              55             -
                                                       ---------     -----------    ----------
Total minimum lease payments and sublease income...        2,191     $     2,801    $       43
                                                       =========     ===========    ==========
Less: Amount representing interest.................         (211)
                                                       ---------
Present value of capital lease obligations.........        1,980
Less: Current portion..............................         (850)
                                                       =========
   Long-term portion of capital lease obligations..    $   1,130
                                                       =========

Note 9 - Convertible Preferred Stock

     Convertible preferred stock at March 31, 1999 consists of the following:

                                                       Shares Issued and Outstanding
                                           ---------------------------------------------------------
                                                                   March 31,
                                           ---------------------------------------------------------
                             Shares                                                      Liquidation
Series                     Authorized          1997            1998            1999        Amount
------                    -----------      ----------      ----------      ----------    -----------
A......................     3,100,000       1,798,720       1,798,720       1,798,720    $ 1,438,976
B......................    25,000,000      13,854,556      13,854,556       1,394,406      1,561,735
C......................     8,000,000       6,666,667       6,666,667       4,666,667      7,000,000
D......................    50,000,000               -               -      43,571,386     47,928,525
                           86,100,000      22,319,943      22,319,943      51,431,179     57,929,236

     On June 4, 1998, existing investors were given the opportunity to convert their shares of series A, B and C convertible preferred stock into series D convertible preferred stock and new investors were given the opportunity to purchase series D convertible preferred stock. The Company issued 24,780,934 shares of series D convertible preferred stock for $1.10 per share resulting in net proceeds after issuance costs of $24,390,000. The Company also issued 15,123,062 shares of series D convertible preferred stock as a result of existing stockholders opting to convert their shares of series B and C convertible preferred stock into series D convertible preferred stock. In June 1999, the series D convertible preferred stock conversion price was reduced to $0.70 from $1.10 based on the Company's revenues for the year ended March 31, 1999.

     In connection with investment banking services provided during the June 1998 offering, the Company issued warrants to purchase an aggregate of 1,595,054 shares of series

D convertible preferred stock at an exercise price of $1.10 per share. The warrants may be exercised at any time within five years after issuance. The Company valued the warrants using the Black-Scholes option pricing model, applying expected life of five years, a weighted average risk-free rate of 5.2%, an expected divided yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $0.99. The fair market value of the warrants of $1,719,000 has been netted against the proceeds from the offering.

     The holders of convertible preferred stock have various rights and preferences as follows:

Voting

     Each share of series A, B, C and D convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

     As long as at least 1,000,000 shares of series B, C and D convertible preferred stock remain outstanding, the Company must obtain approval from 662/3% of the holders of convertible preferred stock in order to alter the articles of incorporation as related to convertible preferred stock, or change the authorized number of shares of convertible preferred stock. The Company must obtain approval from 662/3% of the owners of issued shares of the Company to create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

Dividends

     Holders of series A, B, C and D convertible preferred stock are entitled to participate in dividends on a pro-rata basis irrespective of the class of stock. No dividends on convertible preferred stock or common stock have been declared by the Board of Directors from inception through October 3, 1999.

Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's common stock and convertible preferred stock own less than 51% of the resulting voting power of the surviving entity, the holders of series A, B, C and D convertible preferred stock are entitled to receive an amount of $0.80, $1.12, $1.50 and $1.10 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, shall be distributed pro-rata amongst all stockholders on an as converted basis. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed first to the series D convertible preferred stockholders, plus any unpaid dividends and the remainder to the other convertible preferred stockholders.

Conversion

     Each share of series A, B, C and D convertible preferred stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of series A, B, C and D convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the closing of a public offering of common stock at a per share price of at least $3.00 per share with gross proceeds of at least $7,500,000 or the Company completes a public offering in the United Kingdom of common stock at a per share price of at least 50 pence per share. Shares of series B, C and D convertible preferred stock also convert automatically upon the consent of the respective holders of the majority of convertible preferred stock.

     At October 3, 1999, the Company reserved 1,799,000, 1,394,000, 5,600,000 and 68,469,000 shares of common stock for the conversion of series A, B, C and D convertible preferred stock, respectively.

Warrants for Convertible Preferred Stock

     In connection with a lease agreement, the Company issued warrants to purchase 69,705 shares of series C and 109,091 shares of series D convertible preferred stock for $1.50 and $1.10 per share, respectively, in the period September 1996 to September 1998. Such warrants are outstanding at March 31, 1999 and expire in the period September 2001 to September 2008. The Company valued the warrants using the Black-Scholes option pricing model, applying expected life of five years, a weighted average risk-free rate of 6.6% and 4.81%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $0.74 and $0.85, respectively. The Company determined that the fair value of the warrants was not significant at the date of grant.

Note 10 - Stock Option Plans:

     In April 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants.

     Options under the Plan may be granted for periods of up to seven years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest over four years. Options expire at the earlier of 90 days after the employee ceases employment or seven years after the effective date of the grant of the options.

     During the period from April 1, 1996 through March 31, 1999, the Company recorded $3,293,000 of deferred stock compensation for the excess of the deemed fair market value over the exercise price at the date of grant related to options granted in 1998 and 1999. The compensation expense is being recognized over the option vesting period of four years. The Company amortized $399,000, $1,394,000 and $505,000 (unaudited) for the years ended March 31, 1998 and 1999, and the six months ended October 3, 1999, respectively.

     The following table summarizes activity under the Company's Plan from March 31, 1996 through October 3, 1999:

                                                                        Outstanding Options
                                                                        --------------------------
                                                      Shares            Number of      Weighted-
                                                      Available for     Shares         Average
                                                      Grant                            Exercise
                                                                                       Price
                                                      -------------     ----------     -----------
Balance, March 31, 1996...........................        2,898,208      2,101,792     $      0.07
     Shares reserved for grant....................                -              -               -
     Options granted..............................       (2,136,000)     2,136,000            0.20
     Options exercised............................                -       (337,254)           0.07
     Options canceled.............................        1,123,731     (1,123,731)           0.22
                                                      -------------     ----------
Balance, March 31, 1997...........................        1,885,939      2,776,807            0.11
     Shares reserved for grant....................        2,012,143              -               -
     Options granted..............................       (6,082,500)     6,082,500            0.24
     Options exercised............................                -       (815,161)           0.06
     Options canceled.............................        3,248,208     (3,248,208)           0.24
                                                      -------------     ----------
Balance, March 31, 1998...........................        1,063,790      4,795,938            0.20
     Shares reserved for grant....................       10,038,221              -               -
     Options granted..............................      (10,038,194)    10,380,194            0.61
     Options exercised............................                -        (48,229)           0.10
     Options canceled.............................          612,208       (612,208)           0.70
                                                      -------------     ----------
Balance, March 31, 1999...........................        1,334,025     14,515,695            0.47
     Shares reserved for grant (unaudited)                9,938,969              -               -
     Options granted (unaudited)..................       (7,759,500)     7,759,500            1.27
     Options exercised (unaudited)................                -       (131,955)           0.23
     Options canceled (unaudited).................          439,190       (439,190)           0.44
                                                      -------------     ----------
Balance, October 3, 1999 (unaudited)..............        3,952,684     21,704,050            0.76
                                                      =============     ==========

                      Options Outstanding at March 31, 1999             Options Exercisable
                                                                         at March 31, 1999
                      -------------------------------------             -------------------
                                     Weighted
                                      Average
                                     Remaining        Weighted                          Weighted
Range of             Number         Contractual        Average          Number           Average
Exercise Price    Outstanding         Life        Exercise Price     Outstanding    Exercise Price
--------------    -----------       -----------   --------------     -----------    --------------
 $0.02 - $0.08        730,000               2.5        $0.05             721,111        $0.05
     $0.16            869,792               3.9         0.16             633,822         0.16
 $0.24 - $0.25      5,065,694               5.4         0.24           3,141,139         0.24
     $0.70          7,850,209               6.3         0.70                             0.70
                   ----------                                        -----------
                   14,515,695                                          4,496,072
                   ==========                                        ===========


     The total number of options exercisable at March 31, 1997 and 1998 was 612,589 and 1,361,552, respectively.

     Fair value disclosures

     If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):


                                                            Year Ended March 31,
                                                   --------------------------------------
                                                       1997         1998          1999
                                                   -----------   -----------   ----------
Net loss:
     As reported................................   $    (8,540)  $   (10,278)  $  (17,157)
     Pro forma..................................        (8,777)      (10,974)     (19,707)
Basic and diluted net loss per share:
     As reported................................   $     (0.80)  $     (0.90)  $    (1.33)
     Pro forma..................................         (0.82)        (0.96)       (1.53)

     The Company calculated the fair value of each option on the date of grant using the Black-Scholes pricing method with the following assumption: expected dividend yield of zero percent; weighted average expected option term of four years; risk free interest rates of 6.1% to 6.7%, 5.6% to 6.6% and 4.5% to 5.8% and a volatility of 70% for the three years ended March 31, 1999. The weighted average fair value of options granted during 1997, 1998 and 1999 was $0.72, $0.93 and $0.88, respectively.

     Warrants for Common Stock

     In connection with a consulting agreement, the Company issued a warrant to purchase 75,000 shares of common stock for $0.08 per share in July 1997. This warrant is outstanding at March 31, 1999 and expires in July 2007. The Company valued the warrant using the Black-Scholes option pricing model, applying expected life of five years, a weighted average risk-free rate of 6.62%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $0.89. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrant was not significant at the date of grant. The warrant was exercised and converted into 75,000 shares of the Company's common stock in September 1999.

Note 11 - Employee Benefit Plans

     The Company has two benefit plans, one in the United Kingdom, and a separate plan in the United States. The United Kingdom plan includes private health care, permanent health insurance, death in service coverage and a pension arrangement. In addition, under the United Kingdom Plan, the Company matches pension contributions of up to 5% of an employee's salary. Contributions for the years ended March 31, 1997, 1998 and 1999 were $105,500, $109,400, and $112,600 respectively.

     The United States plan includes a medical plan, life insurance, accidental death and dismemberment insurance, long-term disability, IRC Section 124 premium payment plan, COBRA and a 401 (k) retirement plan. Under the United States plan, effective with the acquisition of RSA in July 1998, the Company also provides 50% matching contribution to the retirement plan of up to $2,000 per calendar year per employee. Contributions for the year ended March 31, 1999 amounted to $58,000.

Note 12 - Related Party Transactions:

     In fiscal year 1999, related parties converted $1,454,000 of a 10% convertible loan into 1,279,205 shares of series D convertible preferred stock.

     The Company had sales of $921,000, $82,000 and $549,000 for the three years ended March 31, 1999, respectively, to related parties. At March 31, 1997, 1998 and 1999, there were accounts receivable from related parties in the amounts of $148,000, $5,000 and $154,000, respectively, included in the balance sheets.

Note 13 - Subsequent Events

     Initial Public Offering

     In June 1999, the Board of Directors of Virata Limited authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. In association with the offering, the Board of Directors authorized soliciting the shareholders for their approval of: (i) the cancellation of all outstanding convertible preferred and common stock and all other securities convertible into preferred or common stock of Virata Limited, (ii) the issuance of new common shares of Virata Limited to Virata Corporation and the issuance of shares of common stock of Virata Corporation to the former shareholders of Virata Limited, and (iii) a reverse stock split. These events are to occur immediately after the Registration Statement becomes effective.

     Borrowing Agreement

     On August 29, 1999, the Company entered into a loan and security agreement with Venture Banking Group, an entity of Greater Bay Bancorp that provides for borrowings up to $3.0 million. The agreement bears interest at prime rate plus one-half percent, and all outstanding advances are due in August 2000. Borrowings are secured by the Company's property, equipment, intellectual property, inventory and receivables and require the Company to comply with certain financial covenants including the maintenance of specific minimum ratios. As of October 3, 1999, the Company was in compliance with or had obtained waivers for such financial covenants, and the Company had $483,000 outstanding debt under this agreement, bearing interest of 8.75%.

     Series E Convertible Preferred Stock

     On October 12, 1999 the Company issued 6,153,846 shares of series E convertible preferred stock at a purchase price of $1.30 per share in exchange for $8.0 million.

     Warrants for Convertible Preferred Stock

     In May 1999, in connection with a lease agreement, the Company issued a warrant to purchase 54,545 shares of series D convertible preferred stock for $1.10 per share. The warrant expires in May 2009. The Company valued the warrant using the Black-Scholes option pricing model, applying an expected life of ten years, a weighted average risk free rate of 5.26%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $1.03 per share.

Yours faithfully

PricewaterhouseCoopers LLP"

Tax on income from Shares

UK resident individual shareholders in the Company will be subject to UK income tax at their marginal rate of tax on the full amount of the gross dividend, that is the dividend received in cash plus any tax withheld by the US authorities. Any such tax withheld by the US authorities should be available to reduce the UK income tax liability on the dividend received. Any US tax withheld in excess of the UK income tax liability on the dividend cannot be set off against other UK tax liabilities or recovered in any other way.

Other information

The Company is a holding company. The Company's direct and indirect subsidiaries will, on completion of the Offering (as set out in the US Preliminary Prospectus), be as follows:

Name                              Country of incorporation      Percentage of issued
                                                                share capital held
Virata Limited                    England and Wales                    100%

Virata Santa Clara Corporation    USA                                  100%*

Virata Raleigh Corporation        USA                                  100%*

* shares held by Virata Limited

The Company was organised as a corporation under the Delaware General Corporation Law on 31st August 1999 in the State of Delaware, USA. The liability of the stockholders of the Company is limited.


Yours faithfully,


/s/ H. Hauser


Herman Hauser